China Natural Gas,Inc. 19th floor, Building B, van Metropolis,Tangyan RD, Hi-techZone, Xi’an 710065, ShaanxiProvince P.R. China

Date: Novembr 10th, 2008

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re:	Response to SEC’s comments on China Natural Gas, Inc’s Form 10-K for fiscal year ended December 31, 2007 and Form 10-Q for fiscal year ended June 30, 2008

Dear Mr. Mew:

We have received your comments on Oct 16th 2008 and started to review our filings based on your twelve comments. We fully recognize the added value to our shareholders and other investors by continuously enhancing our overall disclosure in our filings, and we look forward to working with you to seek to improve the disclosure.

However, due to the intensity of requested operational and accounting information involved, particularly the self-assessment of our disclosure controls and internal control over financial reporting, we do not expect to be able to respond to the Staff before November 30, 2008. During this period, we also will work diligently with our auditors to better prepare the response.

You may contact me at (917) 885-3069 or richard.wu@naturalgaschina.com if you have any questions regarding related matters.

Sincerely, Richard Peidong Wu Chief Financial Officer China Natural Gas, Inc

www.naturalgaschina.com